Will H. Cai

+852 3758 1210

wcai@cooley.com

June 10, 2022

VIA EDGAR

Ms. Melissa Walsh, Senior Staff Accountant

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Amendment No. 3 to Draft Registration Statement on Form F-4 Submitted on May 25, 2022 CIK No. 0001899123

Dear Ms. Walsh:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided via telephone on June 7, 2022 relating to the above referenced Amendment No. 3 to Draft Registration Statement on Form F-4 (the “DRS/A”). In response to the Comments, the Company has revised the DRS/A and is filing a revised version of the DRS/A (the “Revised DRS/A”) via EDGAR with this response letter.

Set forth below are the Company’s responses to the Comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS/A. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS/A.

1.	Please provide your new information on the Hashrate Offering classic plan as opposed to acceleration plan, their major differences, mechanism of how they work and how they collect electricity payment and how they interact with mining pools and customers. Please provide samples of hashrate offering user contract, and contracts with mining pools to support your analysis.

The Company respectfully advises the Staff that the major difference between a “classic mode” and an “accelerator mode” in Bitdeer’s Cloud Hash Rate Offering lies in the amount of mining reward a customer is entitled to. Under the “classic mode,” a customer is entitled to all of the mining rewards throughout the plan duration. Under the “accelerator mode,” a customer pays a relatively lower hash rate plan subscription fee and is entitled to all of the mining rewards before that customer’s cost is recovered. Subsequent to the full cost recovery, Bitdeer is entitled to a portion of the mining rewards, which is calculated as a percentage of the mining profits (i.e., the incremental mining rewards less the incremental electricity costs). The customer is entitled to the remaining mining rewards.

Historically, a customer can only pay the electricity subscription fee by making a direct payment to Bitdeer in cryptocurrencies or USD. Starting December 28, 2021, Bitdeer offers its customers the automatic payment option regarding their electricity subscriptions under both the classic mode and accelerator mode. Under such automatic payment option, the electricity subscription fee will be directly deducted from the customers’ mining rewards. By selecting and activating the automatic payment option, Bitdeer’s system will calculate the electricity fee and communicate to the mining pool automatically through the system interface, and the mining pool, based on information, distributes the mining rewards to customers and Bitdeer. The mechanism of the coordination between Bitdeer and the mining pools is discussed in detail below.

June 10, 2022

Bitdeer enters into framework agreements with the mining pools in which the mining pools understand and agree that Bitdeer will create a master account and establish subaccounts under the master account. Some of the subaccounts were established on behalf of its customers and some were used by Bitdeer. Bitdeer agrees to allocate and provide computing power for each separate subaccount and the mining pool agrees to distribute the mining rewards to each separate subaccount. With its hash rate slicing technology, Bitdeer is able to facilitate the Cloud Hash Rate Offering and connect hash rate on behalf of its customers to the mining pool through each customer’s subaccount, and in turn, the mining pool is able to distribute mining rewards to each Bitdeer’s customer.

Under the Cloud Hash Rate classic mode, the mining pools will track the computing power contributed through each customer’s subaccount, determine the corresponding mining rewards and distribute such rewards directly to the customer’s wallet address generally on a daily basis. Classic mode customers have the ability to switch between mining pools at their sole discretion.

Furthermore, to facilitate the Cloud Hash Rate accelerator mode, Bitdeer coordinates with the mining pool operator to develop an algorithm to track a customer’s cost recovery status. The cost recovery status is calculated by Bitdeer using plan records, including the amounts of hash rate subscription fees and electricity subscription fees paid by a customer, and data feeds from the mining pool, namely the amount of reward yields under the customer’s subaccount. Once the customer’s cost is recovered, the mining pool will be automatically notified by the interface between Bitdeer and the mining pool, split the mining rewards and distribute them to the customer’s subaccount and Bitdeer’s subaccount. Bitdeer’s system will calculate the amount to be distributed and communicate the result to the mining pool automatically, and the mining pool, based on the information provided by Bitdeer, executes the distribution. Because the distribution under the acceleration plan involves large and frequent data interactions between Bitdeer and the mining pool, Bitdeer offers in its accelerator mode the mining pools that support such data interactions for the customers to mine from. Due to the same reason, Bitdeer currently does not offer its customers the flexibility to switch between mining pools because this will require data transfers and interactions between different mining pool operators. However, Bitdeer is working towards making more mining pools and the mining pool change option available for the accelerator mode customers.

Cloud Hash Rate customers are able to access the plan information including the mining rewards, electricity payment records, cost recovery status and mining profit sharing details (if accelerator mode) in their Bitdeer accounts. Customers are also able to observe the real-time hash rate and mining rewards directly from the mining pools designated. As a result, customers can verify the accuracy of rewards distribution for both classic and accelerator modes.

The Company believes Bitdeer connects the hash rate to a mining pool designated by the customers on their behalf and an implied contract between the Cloud Hash Rate customer and the mining pool is formed based on customary business practice. The Company provides the Staff with the following analysis:

Bitdeer and its Cloud Hash Rate customers enter into Bitdeer Miner Sharing Service Agreement. In this agreement, the customers understand and agree that Bitdeer connects the hash rate to a mining pool designated by the customers on their behalf and the customer will be charged with a certain amount of service fee determined and collected by the mining pool (Clause 6.1 and 6.2). Furthermore, Bitdeer is not responsible for the time and amount of distribution of the mining rewards. The customers are solely responsible for the suitability of the digital asset wallet address (Clause 6.3(3), 6.4 and 6.5). Regarding the mining pools, as mentioned previously, Bitdeer enters into framework agreements with the mining pools in which the mining pool agrees to distribute accurate mining rewards to each customer’s separate subaccount in exchange for the computing power provided through each subaccount (Clause II.1(3)). These rights and obligations are essentially the same as the ones that a mining pool participant needs to consent to when entering into the agreement directly with the mining pool operator.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

June 10, 2022

The Company will supplementally submit copies of the representative Bitdeer Miner Sharing Service Agreement and Bitdeer’s contract with the mining pool.

2.	In terms of Cloud Hosting plan, given it is no longer the Company’s current focus, please provide disclosure on where the Company is going for existing General Hosting plan and Cloud Hosting plan, and whether it would be the mainstream product of the Company. Compare the General Hosting to Cloud Hosting, and other industry players.

The Company respectfully advises the Staff that Bitdeer expects to continue offering existing Cloud Hosting plans but no longer as its mainstream product. In the near future, Bitdeer expects to focus on further expanding its General Hosting services by allocating a greater portion of its growing mining datacenter capacity to General Hosting. As already disclosed on page 215 of the Revised DRS/A, driven by professional miners’ increasing demand for hosting services, Bitdeer believes that focusing on General Hosting will enable it to maximize assets utilization with minimal capital expenditure for its growing mining datacenter capacity, maximize overall scale of hash rate supported by its software platform Minerplus which may lead to future business opportunities, and improve the operational efficiency by serving professional customers.

The major differences between Cloud Hosting and General Hosting are the source of mining machines, the intended customer base and the business model that Bitdeer generates revenue. Cloud Hosting leverages mining machines from existing mining fleets owned by Bitdeer and serves retail miner customers under a “group-buying” model, with an upfront fee charged at the commence of the service and the continuing maintenance fees charged during the whole service process. General Hosting, just like other industry players, hosts mining machines received from professional miner customers that look to expand their mining operation in exchange for monthly hosting fees.

The Company has revised the disclosure accordingly. The revised disclosure can be found on pages 185 and 209 of the Revised DRS/A.

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55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP